# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tempus AI, Inc., CIK 0001717115
CUSIP: 71535D106
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-008139
Filed by CIK 0002027924

## Reporting persons
- Red Sky Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,059,321; sole dispositive power 0; shared dispositive power 8,059,321; aggregate amount beneficially owned 8,059,321 (4.7% of the class)
  Comment: Limited Liability Company
- Kimberly Jo Keywell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,059,321; sole dispositive power 0; shared dispositive power 8,059,321; aggregate amount beneficially owned 8,059,321 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Tempus AI, Inc.
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, IL, 60654

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Red Sky Ventures LLC ("Red Sky")
Kimberly Jo Keywell
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1001 Green Bay Road, Suite 146, Winnetka, IL 60093.
Citizenship: Red Sky is organized under the laws of the state of Delaware. Ms. Keywell is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of shares of Class A Common Stock as of September 30, 2025, based upon 172,863,470 shares of Class A Common Stock outstanding as of October 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2025.

Red Sky is the record holder of the shares of Class A Common Stock reported herein. Ms. Keywell is the sole member and manager of Red Sky. As a result, Ms. Keywell may be deemed to share beneficial ownership of the shares of Class A Common Stock directly held by Red Sky.
Percent of class:
Red Sky Ventures LLC: 4.7%
Kimberly Jo Keywell: 4.7%
Sole power to vote or to direct the vote:
Red Sky Ventures LLC: 0
Kimberly Jo Keywell: 0
Shared power to vote or to direct the vote:
Red Sky Ventures LLC: 8,059,321
Kimberly Jo Keywell: 8,059,321
Sole power to dispose or to direct the disposition:
Red Sky Ventures LLC: 0
Kimberly Jo Keywell: 0
Shared power to dispose or to direct the disposition:
Red Sky Ventures LLC: 8,059,321
Kimberly Jo Keywell: 8,059,321

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).
https://www.sec.gov/Archives/edgar/data/1717115/000149315224044781/ex99.htm

## Signatures
- Red Sky Ventures LLC: /s/ Kimberly Jo Keywell, Kimberly Jo Keywell, President (11/13/2025)
- Kimberly Jo Keywell: /s/ Kimberly Jo Keywell, Kimberly Jo Keywell (11/13/2025)